Exhibit 99.2

KAMADA LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017

Kamada Ltd. and its subsidiaries
CONSOLIDATED BALANCE SHEETS

	As of June 30,		As of December 31,
	2017	2016	2016
	Unaudited		Audited
	In thousands
Current Assets
Cash and cash equivalents	$11,024	$7,136	$9,968
Short-term investments	15,906	22,391	18,664
Trade receivables, net	22,778	15,936	19,788
Other accounts receivables	2,087	3,475	3,063
Inventories	24,072	28,423	25,594

	75,867	77,361	77,077

Non-Current Assets
Property, plant and equipment, net	23,925	21,138	22,249
Other long-term assets	404	73	370

	24,329	21,211	22,619

	100,196	98,572	99,696
Current Liabilities
Current maturities of loans and convertible debentures	545	392	412
Trade payables	14,134	10,247	16,277
Other accounts payables	6,772	6,068	5,614
Deferred revenues	5,177	5,114	4,903

	26,628	21,821	27,206

Non-Current Liabilities
Loans	1,433	1,537	1,364
Employee benefit liabilities, net	863	402	722
Deferred revenues	2,934	5,424	3,661

	5,230	7,363	5,747
Shareholder's Equity
Ordinary shares	9,321	9,320	9,320
Share premium	162,686	162,649	162,671
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	229	9	(27)
Capital reserve from available for sale financial assets	31	119	19
Capital reserve from share-based payments	10,221	9,455	9,795
Capital reserve from employee benefits	(81)	(59)	(81)
Accumulated deficit	(110,579)	(108,615)	(111,464)
	68,338	69,388	66,743
	$100,196	$98,572	$99,696

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

Consolidated Statements of Comprehensive Income (loss)

	Six months period ended June 30,		Three months period ended June 30,		Year ended December 31
	2017	2016	2017	2016	2016
	Unaudited				Audited
	In thousands (except for per-share data)

Revenues from proprietary products	$33,510	$23,226	$26,874	$12,106	$55,958
Revenues from distribution	10,687	10,637	5,675	6,960	21,536

Total revenues	44,197	33,863	32,549	19,066	77,494

Cost of revenues from proprietary products	21,218	14,410	16,053	7,479	37,433
Cost of revenues from distribution	8,969	9,047	4,784	5,958	18,411

Total cost of revenues	30,187	23,457	20,837	13,437	55,844

Gross profit	14,010	10,406	11,712	5,629	21,650

Research and development expenses	6,638	7,609	3,487	3,502	16,245
Selling and marketing expenses	2,112	1,691	1,084	856	3,243
General and administrative expenses	3,947	3,674	2,117	1,861	7,643

Operating income (loss)	1,313	(2,568)	5,024	(590)	(5,481)

Financial income	174	298	96	133	469
Income (expense) in respect of currency exchange and derivatives instruments, net	(479)	(59)	(245)	90	127
Financial expense	(36)	(67)	(13)	(30)	(126)
Gain (loss) before taxes on income	972	(2,396)	4,862	(397)	(5,011)
Taxes on income	87	1,488	-	1,188	1,722

Net income (loss)	885	(3,884)	4,862	(1,585)	(6,733)

Other Comprehensive Income (loss):
Items that may be reclassified to profit or loss in subsequent periods:
Gain (loss) on available for sale financial assets	12	46	(6)	(25)	(54)
Profit (loss) on cash flow hedges	372	80	165	(165)	47
Net amounts transferred to the statement of profit or loss for cash flow hedges	(116)	(70)	(94)	(36)	(73)
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial net gain of defined benefit plans	-	-	-	-	(22)
Total comprehensive income (loss)	$1,153	$(3,828)	$4,927	$(1,811)	$(6,835)

Earnings (loss) per share attributable to equity holders of the Company:
Basic earnings (loss) per share	$0.02	$(0.11)	$0.13	$(0.04)	$(0.18)

Diluted earnings (loss) per share	$0.02	$(0.11)	$0.13	$(0.04)	$(0.18)

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital	Share premium	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of January 1, 2017 (audited)	$9,320	$162,671	$19	$(3,490)	$(27)	$9,795	$(81)	$(111,464)	$66,743
Net income	-	-	-	-	-	-	-	885	885

Other comprehensive income	-	-	12	-	256	-	-	-	268
Total comprehensive income	-	-	12		256		-	885	1,153
Exercise of options into shares	1	15	-	-	-	(15)	-	-	1
Cost of share-based payment	-	-	-	-	-	441	-	-	441
Balance as of June 30, 2017	$9,321	$162,686	$31	$(3,490)	$229	$10,221	$(81)	$(110,579)	$68,338

	Share Capital	Share premium	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of January 1, 2016 (audited)	$9,320	$162,238	$73	$(3,490)	$(1)	$9,157	$(59)	$(104,731)	$72,507
Loss	-	-	-	-	-	-	-	(3,884)	(3,884)

Other comprehensive income	-	-	46	-	10	-	-	-	56
Total comprehensive income (loss)	-	-	46		10		-	(3,884)	(3,828)
Forfeiture of options	-	411	-	-	-	(411)	-	-	-
Cost of share-based payment	-	-	-	-	-	709	-	-	709
Balance as of June 30, 2016	$9,320	$162,649	$119	$(3,490)	$9	$9,455	$(59)	$(108,615)	$69,388

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital	Share premium	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of April 1, 2017	$9,321	$162,686	$37	$(3,490)	$158	$10,025	$(81)	$(115,441)	$63,215
Net income	-	-	-	-	-	-	-	4,862	4,862
Other comprehensive income (loss)	-	-	(6)	-	71	-	-	-	65
Total comprehensive income (loss)	-	-	(6)	-	71	-	-	4,862	4,927
Cost of share-based payment	-	-	-	-	-	196	-	-	196
Balance as of June 30, 2017	$9,321	$162,686	$31	$(3,490)	$229	$10,221	$(81)	$(110,579)	$68,338

	Share Capital	Share premium	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of April 1, 2016	$9,320	$162,531	$144	$(3,490)	$210	$9,245	$(59)	$(107,030)	$70,871
Loss	-	-	-	-	-	-	-	(1,585)	(1,585)
Other comprehensive loss	-	-	(25)	-	(201)	-	-	-	(226)
Total comprehensive loss	-	-	(25)	-	(201)	-	-	(1,585)	(1,811)
Forfeiture of options	-	118	-	-	-	(118)	-	-	-
Cost of share-based payment	-	-	-	-	-	328	-	-	328
Balance as of June 30, 2016	$9,320	$162,649	$119	$(3,490)	$9	$9,455	$(59)	$(108,615)	$69,388

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Available for sale reserve	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Audited
	In thousands
Balance as of December 31, 2015 (audited)	$9,320	$162,238	$73	$(3,490)	$(1)	$9,157	$(59)	$(104,731)	$72,507
Net loss	-	-	-	-	-	-	-	(6,733)	(6,733)
Other comprehensive loss	-	-	(54)	-	(26)	-	(22)	-	(102)
Total comprehensive loss	-	-	(54)	-	(26)	-	(22)	(6,733)	(6,835)
Exercise of options into shares	*	433	-	-	-	(433)	-	-	*
Cost of share-based payment	-	-	-	-	-	1,071	-	-	1,071
Balance as of December 31, 2016	$9,320	$162,671	$19	$(3,490)	$(27)	$9,795	$(81)	$(111,464)	$66,743

*Represent an amount of less than 1 thousand
The accompanying Notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months period Ended June 30,		Three months period Ended June 30,		Year Ended December 31,
	2017	2016	2017	2016	2016
	Unaudited				Audited
	In thousands
Cash Flows from Operating Activities

Net loss	$885	$(3,884)	$4,862	$(1,585)	$(6,733)

Adjustments to reconcile loss to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation, amortization and impairment of equipment	1,745	1,709	861	878	3,501
Finance expense ( income), net	341	(172)	162	(193)	(470)
Cost of share-based payment	441	709	196	328	1,071
Income tax expense	87	1,488	-	1,188	1,722
Loss (gain) from sale of property and equipment	(45)	10	(45)	-	(18)
Change in employee benefit liabilities, net	141	(385)	43	(250)	(87)

	2,710	3,359	1,217	1,951	5,719
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	(3,787)	7,304	(12,277)	(6,955)	3,489
Decrease in other accounts receivables	154	147	409	905	211
Decrease (increase) in inventories	1,522	(2,087)	3,605	3,182	742
Decrease (increase) in deferred expenses	1,004	(774)	434	(304)	(433)
Decrease in trade payables	(1,979)	(6,869)	(115)	(7,939)	(2,650)
Increase in other accounts payables	1,189	726	1,928	439	1,520
Increase (decrease) in deferred revenues	(453)	3,009	278	3,975	1,035

	(2,350)	1,456	(5,738)	(6,697)	3,914
Cash received (paid) during the period for:
Interest paid	(9)	(9)	(5)	(7)	(60)
Interest received	149	424	41	138	842
Taxes paid	(10)	(306)	(6)	(303)	(1,785)

	130	109	30	(172)	(1,003)

Net cash provided by (used in) operating activities	$1,375	$1,040	$371	$(6,503)	$1,897

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months period Ended June 30,		Three months period Ended June 30,		Year Ended December 31,
	2017	2016	2017	2016	2016
	Unaudited				Audited
	Thousands of US dollar
Cash Flows from Investing Activities
Proceeds from sale of )investment in) short term investments, net	$2,973	$776	$2,061	$1,392	$4,236
Purchase of property and equipment	(2,615)	(1,469)	(1,879)	(543)	(2,641)
Proceeds from sale of property and equipment	53	21	53	-	42

Net cash provided by (used in) investing activities	411	(672)	235	849	1,637

Cash Flows from Financing Activities
Proceeds from exercise of warrants and options	1	-	-	-	*
Receipt of long-term loans	-	1,701	-	1,071	1,701
Repayment of long-term loans	(238)	(61)	(133)	(50)	(211)

Net cash provided by (used in) financing activities	(237)	1,640	(133)	1,021	1,490

Exchange differences on balances of cash and cash equivalent	(493)	81	(227)	164	(103)

Increase (decrease) in cash and cash equivalents	1,056	2,089	246	(4,469)	4,921

Cash and cash equivalents at the beginning of the period	9,968	5,047	10,778	11,605	5,047

Cash and cash equivalents at the end of the period	$11,024	$7,136	$11,024	$7,136	$9,968

Significant non-cash transactions

Purchase of property and equipment through capital lease	$282	$84	$282	$-	$132
Purchase of property and equipment	$575	$-	$575	$-	$1,968

* Represent an amount of less than 1 thousand

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:-	General

These Financial Statements have been prepared in a condensed format as of June 30, 2017 and for the six and three months then ended ("interim consolidated financial statements").

These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2016 and for the year then ended and the accompanying notes ("annual consolidated financial statements").

Note 2:-	Significant Accounting Policies

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

Note 3:-           Operating Segments

a.	General:

The Company has two operating segments, as follows:

Proprietary Products	-	Medicine development, manufacture and sale of plasma-derived therapeutics products.

Distribution	-	Distribution of drugs in Israel manufacture by other companies for clinical uses, most of which are produced from plasma or its derivatives products.

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	Unaudited
Six months period ended June 30,2017

Revenues	$33,510	$10,687	$44,197

Gross profit	$12,292	$1,718	14,010

Unallocated corporate expenses			(12,697)
Finance expense, net			(341)

Gain before taxes on income			$972

Kamada Ltd. and its subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:-	Operating Segments (Cont.)

	Proprietary Products	Distribution	Total
	Unaudited
Six months period ended June 30,2016

Revenues	$23,226	$10,637	$33,863

Gross profit	$8,816	$1,590	10,406

Unallocated corporate expenses			(12,974)
Finance income, net			172

Loss before taxes on income			$(2,396)

	Proprietary Products	Distribution	Total
	Unaudited
Three months period ended June 30,2017

Revenues	$26,874	$5,675	$32,549

Gross profit	$10,821	$891	11,712

Unallocated corporate expenses			(6,688)
Finance expense, net			(162)

Gain before taxes on income			$4,862

	Proprietary Products	Distribution	Total
	Unaudited
Three months period ended June 30,2016

Revenues	$12,106	$6,960	$19,066

Gross profit (loss)	$4,627	$1,002	5,629

Unallocated corporate expenses			(6,219)
Finance income, net			193

Loss before taxes on income			$(397)

	Proprietary Products	Distribution	Total
	In thousands
	Audited

Year Ended December 31, 2016

Revenues	$55,958	$21,536	$77,494

Gross profit	$18,525	$3,125	$21,650

Unallocated corporate expenses			(27,131)
Finance income, net			470

Loss before taxes on income			$(5,011)

Kamada Ltd. and its subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-	Financial Instruments

a.	Classification of financial instruments by fair value hierarchy

                                      Financial assets (liabilities) measured at fair value

	Level 1	Level 2
	In thousands
June 30, 2017
Marketable securities at fair value through profit or loss:
Equity shares	$83	$-
Mutual funds	441	-
Debt securities (corporate and government)	1,129	-
	1,653
Derivatives instruments	$-	$173
Available for sale debt securities (corporate and government)	$-	$6,173

	$1,653	$6,346
June 30, 2015
Marketable securities at fair value through profit or loss:
Equity shares	$68	-
Mutual funds	375	-
Debt securities (corporate and government)	1,017	$-
	1,460	-

Derivatives instruments	$-	$(91)
Available for sale debt securities (corporate and government)	$-	$20,931

	$1,460	$20,840
December 31, 2016
Marketable securities at fair value through profit or loss:
Equity shares	70	$-
Mutual funds	388	-
Debt securities (corporate and government)	1,032	-
	1,490	-

Derivatives instruments	-	(32)
Available for sale debt securities (corporate and government)	-	9,164

	$1,490	$9,132

b.
During the six months ended on June 30, 2017 there was no transfer due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

Kamada Ltd. and its subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5:-	Significant Events during the period

a.	Commencing January 1, 2017, the Israeli regular tax rate was reduced from 25% to 24%.

b.
During Q1 2017 there was a delay in completing a periodical validation of Kamada's plant filling. As a result of this delay, shipments of Proprietary Products inventory, worth approximately $11.5M in revenue were delayed. During Q2 2017, the needed validation was successfully achieved, and the delayed shipments were shipped.

Note 6:-	Subsequent Events

a.
On July 28, 2017 the Company priced a public offering on the NASDAQ of 3,333,334 shares at $4.5 per share. As part of the offering, the underwriters received a right to purchase an additional 500,000 ordinary shares to cover over-allotments at the same price per share. The Company's total gross proceeds from the issuance of the above shares are estimated to $15 million, assuming no exercise of the underwriters' option to purchase additional shares. The closing of the public offering is planned for August 2, 2017.

b.	On July 31, 2017 the Company's Board of Directors approved:

1.
The grant of 411,875 options at a range of an exercise price of NIS 20.94 to NIS 21.99 per option and 51,883 restricted shares ("RS") (with no exercise price) to the Company's management and employees. The options are exercisable into ordinary shares. The fair value of the options and of the RSs was estimated at $805 thousands and $236 thousands, respectively.

2.
The grant of 18,000 options at an exercise price of NIS 21.99 per option and 6,000 RS to Mr. Amir London, the Company's CEO. The options are exercisable into ordinary shares. The fair value of the options and of the RSs was estimated at $38 thousands and $27 thousands, respectively.

3.	The grant of 40,000 options at an exercise price of NIS 21.99 per option to board members at a fair value of approximately $85 thousands.

The grant of options to the board members and the grant of options and RS to Mr. Amir London are subject to the approval of the General Meeting of Shareholders of the Company.